# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GLOBAL ACQUISITIONS Corp, CIK 0000930245
CUSIP: 379413107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6730 SOUTH LAS VEGAS BLVD., LAS VEGAS, Nevada (NV), 89119
Date of event which requires filing of this statement: 11/12/2024
Filed by CIK 0001013313

## Reporting persons
- Fidelity as custodian for Nathan Low ROTH IRA: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 789,450; shared voting power 789,450; sole dispositive power 789,450; shared dispositive power 789,450; aggregate amount beneficially owned 789,450 (8.07% of the class)

## Item 1. Issuer
Name of issuer: GLOBAL ACQUISITIONS Corp
Address of issuer's principal executive offices: 1120 N Town Center Dr., Ste. 160, Las Vegas, NV, 89144-6303

## Item 2. Person Filing
Name of person filing: Nathan Low
Address of principal business office or, if none, residence: 59 Putnam Blvd., Atlantic Beach, NY 11509
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 789,450
Percent of class: 8.07
Sole power to vote or to direct the vote: 789,450
Shared power to vote or to direct the vote: 789,450
Sole power to dispose or to direct the disposition: 789,450
Shared power to dispose or to direct the disposition: 789,450

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fidelity as custodian for Nathan Low ROTH IRA: /s/ Nathan A. Low, Individual (01/29/2025)